Squire, Sanders & Dempsey L.L.P.
2000 Huntington Center
41 South High Street
Columbus, Ohio 43215
Office: +1.614.365.2700
Fax: +1.614.365.2499
October 27, 2010
Via Edgar Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Mr. Dale Welcome Mr. John Cash Mr. Edward M. Kelly Mr. Andrew P. Schoeffler Division of Corporation Finance
Re:	Core Molding Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 16, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
File No. 001-12505
Ladies and Gentlemen:
On behalf of our client, Core Molding Technologies, Inc. (the “Company”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 13, 2010 with respect to the above-referenced filings. To facilitate the staff’s review, this letter includes each of the staff’s comments in italics, followed by the Company’s response to the staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2009
Cover Page
1. Please revise the cover page in future filings to identify your preferred stock purchase rights as being registered under Section 12(b) of the Exchange Act. In this regard, we note the Form 8-A filed on July 19, 2007.
Response: In response to the staff’s comment, the Company will revise the cover page in future filings to identify its preferred stock purchase rights as being registered under Section 12(b) of the Exchange Act of 1934, as amended (the “Exchange Act”).
Index to Exhibits, page 58

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

2. We note that you did not file on EDGAR any of the appendices to the supply agreement identified as exhibit 10(a). We also note that the request for confidential treatment does not appear to cover these appendices. Please advise.
Response: The Company acknowledges the staff’s comment. The Company had taken the position with respect to this supply agreement that the appendices were not material to an understanding of the agreement or material to an investment decision. Notwithstanding the Company’s view that the appendices do not materially enhance an investor’s understanding of the supply agreement and in that regard are, in the Company’s view, immaterial, the Company will file a complete copy of the supply agreement with its next Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, inclusive of the previously omitted appendices. The Company does anticipate filing an application for confidential treatment for select portions of the re-filed supply agreement and appendices, pursuant to Rule 24b-2 under the Exchange Act, as the supply agreement and appendices include confidential commercial information. Going forward the Company will, in accordance with Item 601(b)(10) of Regulation S-K, file complete copies of all future material definitive agreements, inclusive of exhibits, schedules, appendices or other attachments.
3. We note that you did not file on EDGAR any of the schedules to the supply agreement identified as exhibit 10(b). We also note that the request for confidential treatment does not appear to cover all of these schedules. Please advise.
Response: The Company acknowledges the staff’s comment. Similar to the supply agreement identified as exhibit 10(a), the Company had taken the position with respect to this supply agreement that the schedules were not material to an understanding of the agreement, or material to an investment decision. As discussed in response to the staff’s comment 16 below, this supply agreement has since expired, and is no longer in effect. Accordingly, the Company respectfully submits that filing the immaterial omitted schedules at this time is not necessary. These schedules are voluminous in nature and include extensive technical data with respect to product specifications and performance. Going forward the Company will, in accordance with Item 601(b)(10) of Regulation S-K, file complete copies of all future material definitive agreements, inclusive of exhibits, schedules, appendices or other attachments.
4. We note that you did not file on EDGAR all of the schedules to the credit agreement identified as exhibit 10(d). We also note that you did not file on EGDAR the attachments to exhibits K and L to the credit agreement. Please file your complete credit agreement, including all schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.
Response: The Company acknowledges the staff’s comment and will file a complete copy of its credit agreement, including all schedules, exhibits and attachments, with its next Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operation, page 20
5. In future annual and quarterly filings please:
•	expand your discussion of net sales to address and quantify the impact that volume sold, number of tooling projects completed and/or selling price had on fluctuations in sales from period-to-period;
•	revise your discussion of gross margin to also quantify your raw material costs, energy costs, and any other costs that significantly impact changes in cost of sales from period-to-period; and
•	quantify the significant reasons you identify for changes in SG&A expenses. See Sections 501.04 and 501.12 of the Codification of Financial Reporting Policies for guidance.
Response: The Company acknowledges the staff’s comment and has reviewed the referenced guidance in Section 501.4 and 501.12 of the Codification of Financial Reporting Policies. In future annual and quarterly filings the Company will provide additional discussion and disclosure as indicated above.
The Company notes that with respect to quantifying the impact from the number of tooling projects completed, tooling project sales are sporadic in nature and fluctuate in regard to scope and related revenue. Therefore, the Company does not believe that the specific number of tooling projects actually completed for a given period are necessarily meaningful to an understanding of sales fluctuations. The Company will however make appropriate disclosure in the future to ensure that its discussion of net sales is appropriately expanded, and includes those areas that the Company believes are meaningful to an understanding of period-to-period sales fluctuations.
Liquidity and Capital Resources, page 22
6. Given the importance of available funding to your business, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Section 501.13.c of the Financial Reporting Codification for guidance.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

Response: The Company acknowledges the staff’s comment and has reviewed the referenced guidance in Section 501.13.c of the Codification of Financial Reporting Policies. At each annual and interim reporting period the Company evaluates compliance with all significant debt covenants and completes an analysis to validate the Company’s ability to effectively meet all significant covenants for the next twelve months, based on the Company’s forecast. The Company also considers certain negative volatility to that forecast when evaluating its ability to meet significant covenants. The Company has determined and disclosed that it expected to maintain compliance with all significant covenants. In the future if the Company were to determine that there was reasonable likelihood that it may not meet a covenant, the Company will provide quantitative and qualitative disclosure as required in Section 501.13.c of the Financial Reporting Codification.
Definitive Proxy Statement on Schedule 14A filed April 16, 2010
Directors and Executive Officers of Core Molding Technologies, Inc., page 6
7. Please disclose in future filings the business experience during the past five years of Messrs. Thomas R. Cellitti and Malcolm M. Prine. Refer to Item 401(e)(1) of Regulation S-K.
Response: The Company acknowledges the staff’s comment and will disclose in future filings the business experience during the past five years of Messrs. Cellitti and Prine.
Executive Compensation, page 12
8. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is unnecessary and describe the process that you undertook to reach that conclusion.
Response: The Company’s Chief Executive Officer in conjunction with the Director of Human Resources examines, on an annual basis, the compensation for all employees, including named executive officers, and develops initial recommendations for the salary component of compensation for consideration by the Board of Directors of the Company (the “Board”). As part of this process, the Company’s Chief Executive Officer concluded that the Company’s policies and practices with respect to compensation do not create risks that are reasonably likely to have a material adverse effect on the Company. These recommendations with respect to compensation were presented to the full Board for consideration and approval.
While the Company does not have a separately constituted Compensation Committee, the independent members of the Company’s Board review, recommend, approve and set compensation policies as it relates to the Company’s named executive officers, and also consider the overall policies and practices utilized by senior management with respect to establishing compensation for all other employees. As part of that review process the Board agreed with the assessments of the Company’s Chief Executive Officer, and as part of its determination to approve the current compensation packages, determined that the Company’s policies and practices with respect to compensation are not reasonably likely to have a material adverse effect on the Company.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

In reaching the foregoing conclusions, both the Board and the Chief Executive Officer assessed the risks associated with the Company’s compensation policies and practices. The basis for these conclusions included:
•	Consideration of the Company’s existing compensation programs, and the allocation between each primary component of compensation (base salary, annual profit sharing and long-term equity based compensation); and
•	a consideration of the risks associated with the Company’s business, and whether the Company’s compensation policies and practices increased those risks.
Based on the foregoing, management and the independent members of the Board approved the Company’s compensation programs, and in connection with such approval concluded that the risks associated with the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.
In connection with the preparation of the proxy statement for the 2011 annual meeting of stockholders, the Company’s management and the independent members of the Board will conduct similar assessments of whether the Company’s compensation practices, including compensation practices for other employees, create risk-taking incentives that could reasonably be expected to have a material adverse effect on the Company, and will report those findings in light of the disclosure requirements under Item 402(s) of Regulation S-K.
Elements of Direct Compensation, page 12
9. We note the disclosure under “Peer Group Analysis” on page 13 that you target your compensation to the median of your peer group. With a view towards future disclosure, please tell us each element of compensation and total compensation where actual compensation fell compared to the peer group.
Response: As disclosed on page 13 of the Company’s proxy statement, the Company collects competitive data regarding base salaries, annual bonuses and long-term incentive awards from the peer group companies identified. The Company’s Board primarily looks to the base salary component of the peer group as a guide in establishing the base pay component for the Company’s named executive officers, although no salary increases have been authorized by the Board due to current economic conditions since it last collected peer group data in 2008.
As a general matter the Board does not look to the peer group for purposes of benchmarking specific equity awards and non-equity bonus compensation. Equity awards in the form of restricted stock awards are, as described in response to comment 11 below, consistently calculated as 30% of each named executive officer’s annual base salary, less any annual compensation expense associated with previous stock option grants, divided by the Company’s stock price on the date of grant. Non-equity awards in the form of profit sharing are, as described in response to comment 10 below, based upon a formula for participation and a profit sharing threshold equal to 8.0% of the Company’s adjusted average assets.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

The level of base compensation as compared to the Company’s peer group is only one of several factors that the independent members of the Board consider in setting base compensation, and is considered as a reference point to balance the costs of the Company’s compensation program with expected performance. As disclosed in the Company’s proxy statement, the Company considers a variety of factors in establishing each element of compensation, including the named executive officer’s position, skills and experience, individual performance, cyclicality in the Company’s business and the salaries of executives with comparable positions and responsibilities at peer companies.
The Company generally targets base salary for each named executive officer based upon the median, but also looks to where base salary falls with respect to the average of all base salary amounts within the peer group. For the years 2007 through 2009, the base salary component for each of the Company’s named executive officers has been lower than the average for each category of named executive officer in the peer group.
Each element of compensation and total compensation for the Company’s named executive officers for 2009 is set forth below, along with the 2008 peer group average for comparison purposes:

			Non-Equity				Total
	Base Salary		Compensation		Equity Awards		Compensation
		Peer		Peer		Peer		Peer
		Group		Group		Group		Group
	Actual	Average	Actual*	Average	Actual	Average	Actual	Average
Kevin L. Barnett President and Chief Executive Officer	$251,619	$402,000	$0	$109,000	$81,002	$83,000	$352,220	$669,000

Stephen J. Klestinec VP & COO	$205,023	$289,000	$0	$44,000	$65,999	$48,000	$288,024	$393,000

Herman F. Dick, Jr. VP, Secretary, Treasurer and CFO	$186,385	$258,000	$0	$49,000	$41,293	$47,000	$243,468	$379,000

Terrence J. O’Donovan VP of Marketing and Sales	$151,864	$192,000	$0	$0	$68,063	$72,000	$232,057	$282,000

*	Non-equity compensation was not awarded to named executive officers in 2009.
The Company will provide additional disclosures in future filings with respect to its peer group analysis consistent with the above.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

Profit Sharing Program, page 14
10. With a view towards future disclosure, please tell us the threshold amount and how it was calculated as well as the actual amount of the profit sharing pool.
Response: As discussed on page 15 of the Company’s proxy statement, the profit sharing threshold amount is equal to 8.0% of the Company’s “adjusted average assets.” Adjusted average assets include the Company’s total assets on a consolidated basis, plus the net present value of leased equipment, less cash, construction in process, deferred tax assets and intangible assets. The intent of such threshold is to begin creating a profit sharing pool only after the Company has achieved a reasonable return on assets employed in the operations of the Company. For 2009 the threshold was $4,846,000. The profit sharing pool is calculated as 50% of the earnings before taxes (“EBT”) above the aforementioned threshold. The profit sharing pool is limited to a maximum of 20% of total EBT before profit sharing. In 2009 the profit sharing pool was zero as EBT did not exceed the threshold. The Company will provide additional disclosure regarding the calculation of the threshold amount and how it was calculated, along with the actual amount of any profit sharing pool similar to the above in future filings.
11. We note the disclosure in footnote (2) to the summary compensation table on page 18 that you awarded profit sharing amounts to your named executive officers for 2009. With a view towards future disclosure, please tell us how the amounts were determined for each named executive officer.
Response: The profit sharing amounts paid out in 2009 were earned in 2008, based on the 2008 EBT in excess of the profit sharing threshold, which was calculated as described in response to comment 10 above. For 2008 the threshold was $4,340,000. In 2008 the total profit sharing pool was $2,125,000. As disclosed on page 15 of the Company’s proxy statement, the Company’s named executive officers are allocated approximately 23% of the profit sharing pool in accordance with the cash profit sharing plan (the “Executive Officer Profit Sharing Pool”). For 2008 the Executive Officer Profit Sharing Pool totaled $485,147. Each named executive officer received a portion of the Executive Officer Profit Sharing Pool based upon the ratio of their 2008 base salary to the total 2008 base salaries for all named executive officers in the aggregate. The 2008 profit sharing for all employees, including executive officers was paid out in 2009 as indicated in footnote (2) to the summary compensation table. The Company will provide additional disclosures in the future similar to the above to disclose how any cash profit sharing amounts are determined for each named executive officer.
Long-Term Stock-Based Compensation, page 15
12. We note that your current disclosure does not meaningfully explain how the board of directors determined the amounts of shares of restricted stock awarded to each of the named executive officers, to what extent there were any specific performance targets which were met or exceeded, and why the actual amounts of shares of restricted stock awarded to each named executive officer in 2009 were appropriate under the circumstances. With a view towards future disclosure, please provide us this information.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

Response: In regard to restricted stock grants to the named officers, the Company has no established specific performance targets. Annual restricted stock grants are consistently calculated at 30% of each named executive officer’s annual base salary, less any annual compensation expense associated with previous stock option grants, divided by the Company’s share price on the date the restricted stock grant is issued. Pro rata consideration is given to the date of hire for new named executive officers with respect to the grant date for restricted stock. The Company’s restricted stock grants are part of the overall compensation mix for named executive officers and the Board believes that awarding restricted stock equal to 30% of the named executive officer’s base pay helps to achieve the Company’s overall compensation objectives of incentivizing executives in order to attract, motivate and reward their efforts on behalf of the Company and its stockholders. The Board also believes that this amount sufficiently aligns the interests of the Company’s named executive officers with stockholders in order to achieve long-term growth. The Company will provide additional disclosures in the future similar to the above to explain how the Board determines the amount of shares of restricted stock to award.
Summary Compensation Table, page 18
13. We note the disclosure in footnote (2). Please tell us how you disclose profit sharing amounts in the table.
Response: The Company refers the staff to its response to comment 11 above, which outlines the manner by which the Company discloses profit sharing amounts in the Summary Compensation Table.
Audit Fees, page 26
14. In future filings, please provide audit fees for two fiscal years as required by Item 9 of Schedule 14A.
Response: The Company acknowledges the staff’s comment and will provide in future filings audit fees for two fiscal years as required by Item 9 of Schedule 14A.
Certain Relationships and Related Person Transactions, page 27
15. With a view towards future disclosure, please tell us whether sales to Navistar are made on the same terms as sales to other customers.
Response: The Company acknowledges the staff’s comment, and notes that sales to Navistar are made on substantially the same terms as any significant customer that is not affiliated with the Company. The terms to Navistar are negotiated on an arm’s length basis, and are consistent with terms that are made with other similar significant customers. The Company will make such disclosure in future filings that describe the Company’s relationships with related persons and related party transactions.

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010
General
16. We note the disclosure on page 5 of your Form 10-K for the year ended December 31, 2009 that your supply agreement with PACCAR would expire on June 30, 2010 unless extended by the parties. However, it does not appear that you have filed a current report on Form 8-K regarding the renewal or expiration of this supply agreement and there is no disclosure in your Form 10-Q regarding this issue. Please advise.
Response: The Company acknowledges the staff’s comment, and notes that the supply and management agreement with PACCAR Inc. as described in the Company’s Form 10-K has since expired, although the Company continues to supply PACCAR with products based on terms and specifications as previously set forth in the supply agreement. The Company is in the process of negotiating a new supply agreement with PACCAR and will make appropriate disclosure regarding the entry into this agreement as necessary in future filings.
Index to Exhibits, page 27
17. We note that you have identified the fifth amendment agreement as exhibit 10(a) to the Form 10-Q. We also note that you have incorporated this agreement by reference from exhibit 10.1 to your Form 8-K filed March 10, 2010. However, this agreement was filed as an exhibit to your Form 8-K filed May 14, 2010. Please revise accordingly in future filings.
Response: The Company acknowledges the staff’s comment and will revise this reference accordingly in future filings.
* * * *
We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. In response to the above comments, the Company has also executed a written statement acknowledging certain items referenced in the closing of your original letter, which is attached hereto as Appendix A.
Please contact the undersigned at (614) 365-2759 if you have any questions regarding the above.

Very truly yours,
/s/ Aaron A. Seamon
Aaron A. Seamon

Squire, Sanders & Dempsey L.L.P.
Securities and Exchange Commission
October 27, 2010

cc:	Kevin L. Barnett, President and Chief Executive Officer
Herman F. Dick, Jr., Vice President, Secretary, Treasurer and Chief Financial Officer
(Core Molding Technologies, Inc.)

Appendix A
In response to the request by the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter to the Company dated October 13, 2010, through execution of this statement, the Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CORE MOLDING TECHNOLOGIES, INC.
By:	/s/ Herman F. Dick, Jr.
Herman F. Dick, Jr.
Vice President, Secretary, Treasurer and Chief Financial Officer
October 27, 2010

A-1